[JONES DAY LETTERHEAD]

August 26, 2008

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       FOIA Confidential Treatment Request

Mr. Mew:

Reference is made to the letter, dated August 26, 2008, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s”), to the Division of Corporation Finance supplementally providing certain information to the staff of the Securities and Exchange Commission (the letter and supplemental information being referred to collectively as the “Submission”).  The Submission is enclosed.

Pursuant to Securities and Exchange Commission Rule 83 (17 C.F.R. § 200.83) (“Rule 83”), adopted under the Freedom of Information Act (“FOIA”), Macy’s hereby requests confidential treatment under the FOIA of all information contained and statements made in the Submission.  Any notices or communications concerning this request for confidential treatment should be directed to:

Macy’s, Inc.
7 West Seventh Street
Cincinnati, Ohio  45202
Attn:    Dennis J. Broderick, Esq.
            Senior Vice President,
            General Counsel and Secretary
Telephone:  (513) 579-7000
Telecopy:  (513) 579-7354

with a copy to:

Mark E. Betzen
Jones Day
2727 N. Harwood Street
Dallas, Texas  75201
Telephone:  (214) 969-3704
Telecopy:  (214) 969-5100

Because the Submission for which Macy’s is seeking confidential treatment is not required to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Securities Exchange Act of 1934, no other statute or Securities and Exchange Commission rule or procedure exists for according confidential treatment in connection with the Submission.  As required by Rule 83, each page of the Submission has been marked “Confidential Treatment Requested by Macy’s, Inc.”  In addition, the pages of the Submission have all been marked with Macy’s three-letter code, which is “MAC,” and have been sequentially numbered beginning with 0010001 through 0010067.  A copy of this request (but not the Submission) has been sent to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (214) 969-3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        (w/o encl.)

            Office of Freedom of Information and Privacy Act Operations

            Securities and Exchange Commission
            100 F Street, N.E.

            Mailstop 5100
            Washington, D.C. 20549

            (w/ encl.)

            Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

[JONES DAY LETTERHEAD]
August 26, 2008

Mr. Andrew Mew Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 3561 Washington, D.C. 20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarter Ended May 3, 2008
File Number 1-13536

Dear Mr. Mew:

Reference is made to the letter, dated August 26, 2008, from Jones Day, on behalf of Macy’s, Inc. (“Macy’s” or the “Company”), to the Division of Corporation Finance responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filings.

In response to Staff Comment No. 6, Macy’s is supplementally providing to the Staff internal reports presenting the Company’s sales and gross margin data by operating division for each of the three years included in the 2007 Form 10-K and for the first 26 weeks of fiscal 2008.

In response to Staff Comment No. 7, Macy’s is supplementally providing to the Staff a schedule setting forth the amounts of income earned by the Company under the Program Agreement for each of the three years included in the 2007 Form 10-K.  The Staff should note that the final sale of customer receivables was not completed until July 17, 2006, therefore the resulting fluctuations in the Program Agreement income between periods presented should not be repeated in future periods.

In response to Staff Comment No. 8, Macy’s is supplementally providing to the Staff:

•    a report setting forth the results of the Company’s annual impairment review as of May 31, 2008;

•    a memorandum analyzing control premiums paid in acquisition transactions involving other companies and concluding that a comparable control premium for the Company would result in a valuation of the Company sufficient to support the level of reported goodwill of the Company as of May 31, 2008; and

•    a memorandum setting forth a sensitivity analysis of the potential impact of various factors on the value of the Company’s intangible assets as of February 2, 2008.

If you have any questions, please do not hesitate to contact the undersigned at (214) 969‑3704.

Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

Enclosures

cc:        Karen M. Hoguet, Macy’s, Inc.

            Dennis J. Broderick, Macy’s, Inc.

            Linda J. Balicki, Macy’s, Inc.

            Joel A. Belsky, Macy’s, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010003-MAC 0010008]

[Internal reports presenting the Company’s sales and gross margin data by operating division for each of the three years included in the 2007 Form 10-K and for the first 26 weeks of fiscal 2008]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

MAC 0010009

[Schedule setting forth the amounts of income earned by the Company under the Program Agreement for each of the three years included in the 2007 Form 10-K]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010010-MAC 0010052]

[Report setting forth the results of the Company’s annual impairment review as of May 31, 2008]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010053-MAC 0010063]

[Memorandum analyzing control premiums paid in acquisition transactions involving other companies]

[Redacted]

CONFIDENTIAL TREATMENT REQUESTED BY

MACY’S, INC.

[MAC 0010064-MAC 0010067]

[Memorandum setting forth a sensitivity analysis of the potential impact of various factors on the value of the Company’s intangible assets as of February 2, 2008]

[Redacted]